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MEMORANDUM
TO:         Ellen Sazzman
            U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:       Susan Rhee
            ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:       February 25, 2009
SUBJECT:    Response to Comments to Form N-1A for JNL Series Trust (the "Trust")
            File Nos: 33-87244 and 811-8894
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This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",   as  appropriate)   comment  received
telephonically on February 25, 2009 to the Trust's 485APOS filing on Form N1-A.

The comment, as we understood the same, is repeated below in italics, with our response immediately following.

The underscored language if viewed through EDGAR will appear in all capital letters.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

1.   IN THE SECTION ENTITLED "DISCLOSURE OF PORTFOLIO  INFORMATION," SECTION III
     (B), PLEASE CLARIFY THE PARAMETERS REGARDING THE SERVICE PROVIDERS TO THE FUNDS DUTY 'NOT TO TRADE.'

     The Registrant has added the underscored  language to the last paragraph in section III (B).


     The disclosure of portfolio holdings to service providers is generally made for the purpose of obtaining ratings for the Funds and enabling such service providers to provide such portfolio holding information to the public as they typically provide for other rated mutual funds. Any disclosure to mutual fund databases and rating services shall be made subject to a confidentiality agreement or confidentiality provisions limiting the use of such information to the approved purposes. ALTHOUGH THE ADVISER, CANNOT REQUIRE THE SERVICE PROVIDERS TO ADOPT A CODE OF ETHICS TO MONITOR AND LIMIT EMPLOYEE TRADING, ANY SUCH TRADING WOULD VIOLATE THE CONFIDENTIALITY AGREEMENTS JNAM HAS IN PLACE.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about March 24, 2009.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

             1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336
    Fax: (517) 706-5517 Toll Free: (800) 565-9044 email: susan.rhee@jnli.com